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                                                                Rule 424 (B) (3)
                                                   Registration Number 333-09790
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                                    BP Amoco
                               Direct Access Plan

                  Prospectus Supplement dated November 13, 2000
                       to Prospectus dated April 26, 2000


         The company that BP Amoco had appointed as its authorized online investment service for the Plan has ceased operations. Unless and until BP Amoco authorizes another firm to serve as the online investment service for the Plan, you will not be able to enroll in the Plan electronically, and you should disregard references in the Prospectus to "the Plan's authorized online investment service." This change does not affect your ability to conduct certain transactions online through the Administrator's website once you are enrolled in the Plan.

         In connection with this change, the information in the Prospectus under the caption "Conducting Transactions Online" has been revised to read as follows:

          Conducting Transactions Online

                  Once  enrolled  in the Plan,  you can sell ADS shares  held in book-entry form, request ADRs and conduct certain other transactions online through the Administrator's website at www.adr.com. The Administrator's website may also be reached through a hyperlink from the "Investors" page of the BP Amoco website.

                  In the future, BP Amoco expects to offer additional online services in connection with the Plan, either directly, through the Administrator or through one or more authorized online services. For a description of any additional services that may have become available to Plan participants, see the "Investors" page of the BP Amoco website.